May 31, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Craig Wilson, Senior Assistant Chief Accountant Evan Jacobson, Attorney-Advisor Ryan Rohn, Staff Accountant

Re:	HomeAway, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172783

Ladies and Gentlemen:

We are submitting this letter on behalf of HomeAway, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on May 25, 2011 (the “Staff Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-172783) filed with the Commission on March 11, 2011 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 3 to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 3 showing changes made to the Registration Statement.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the applicable pages of Amendment No. 3 to the Registration Statement.

General

1. We note you have provided the expected IPO range in your letter dated May 16, 2011.

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

Please disclose qualitatively and quantitatively the significance of each factor and changes to assumptions impacting the increase in the fair value of the common stock shares over the “Review Period” to May 16, 2011 and the IPO pricing. Your disclosure should clearly explain the increase in the fair value of the common stock in this short period addressing the basis for changes in assumptions and factors and a quantification of their impact on the fair value. Upon inclusion of the “Review Period” in the next amendment we may have further comment.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 77 to disclose qualitatively and quantitatively the significance of each factor and changes to assumptions impacting the increase in the fair value of the common stock shares over the “Review Period” to May 16, 2011. To address the Staff’s comment regarding the period from the dates of option grants presented in Amendment No. 3 through the filing of Amendment No. 4, the Company intends to include the following disclosure in Amendment No. 4:

During May 2011, we continued to demonstrate our ability to meet our expected results and execute our plan toward an expected initial public offering. Based on our discussions with the underwriters in this offering and research analysts, as well as our own observations of stock market activity, we determined that there was an increasingly positive environment for technology initial public offerings as demonstrated by the overall increase in the number of public offerings.

Our anticipated offering price range was also informed by the very recent performance and valuation of companies that we expect will be viewed by potential investors as comparable to us.

We believe the difference between our determination of fair value for purposes of our April 29, 2011 option grants and the mid-point of the price range included on the cover of this prospectus results primarily from the following factors:

•

IPO Scenario Probability. We believe that the difference between the fair value of our common stock on April 29, 2011, as determined by our board of directors, and the anticipated price range set forth on the cover of this prospectus is primarily due to the increased probability of our initial public offering. The March 2011 valuation report that was used by our board of directors as part of the determination of the fair value of our common stock on April 29, 2011 assumed an 85% probability of an initial public offering and reflected execution and timing risks associated with the completion of a public offering. However, the anticipated price range set forth on the cover page of this prospectus assumes the successful completion of our initial public offering, resulting in an increased common stock valuation as compared to our prior valuations. If we maintained all assumptions used in the March 2011 valuation report that was used by our board of directors as part of the determination of the fair value of our common stock on April 29, 2011, but changed the initial public offering probability in the PWERM to 100%, the resulting valuation would be in line with the low end of the expected filing range.

•

Substantially Enhanced Balance Sheet and Financial Resources. The proceeds of a successful initial public offering would strengthen substantially our balance sheet as a result of increased cash, the repayment of accumulated dividends and the redemption of outstanding redeemable preferred stock. Additionally, the completion of a public offering would provide us with access to the public company debt and equity markets.

•

Redemption and Conversion of Preferred Stock. The holders of the our redeemable preferred stock and convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of our common stock. In particular, our outstanding Series A, B and C preferred stock currently accrue dividends, which are payable prior to any dividends declared or paid on any shares of our common stock. Holders of our outstanding Series D preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of our common stock. In addition, holders of outstanding preferred stock are entitled to receive liquidation and/or redemption preferences prior to payments to holders of common stock. The holders of Series C and D preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range set forth on the cover of this prospectus assumes the redemption of our redeemable preferred stock and the conversion of our convertible preferred stock upon the completion of our initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

Prospectus Summary

Overview, page 1

2. You refer to the non-GAAP measures “Adjusted EBITDA” and “free cash flows” in the fourth paragraph of this section, and include similar disclosure on page 44. Although you include a cross-reference to where you have defined these terms and provided reconciliations, the cross-reference to disclosure elsewhere does not appear to constitute a presentation, “with equal or greater prominence.” See Item 10(e)(1)(i)(A) of Regulation S-K. Please revise.

The Company has revised the disclosures on 2, 4, 10, 11, 45, 46 and 86 of the prospectus to include a reconciliation of net income (loss) to Adjusted EBITDA and a reconciliation of cash flows from operating activities to free cash flow.

Summary Consolidated Financial And Other Data, page 8

3. Footnotes (5) and (6) should be revised to include the page number where the definitions and reconciliations are presented. In this regard, we note your current statement that these items are located in “the table in the section” appears confusing to readers.

The Company has revised footnotes (5) and (6) on page 10 of the prospectus to include the page numbers where the definitions and reconciliations of Adjusted EBITDA and free cash flow are presented. In addition, the Company has included similar references to the page numbers where the definitions and reconciliations of Adjusted EBITDA and free cash flow are presented in all parts of the prospectus where footnotes (5) and (6) are referenced.

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Average Revenue per Listing, page 47

4. We have reviewed your revised disclosure in response to prior comment 3. Your disclosure, that, “the remaining growth rate in average revenue per listing in 2009 and 2010” is unclear to us. For example, you note that deceleration of annual revenue per listing can occur with dissatisfaction with increase in base prices or prices for listing enhancements or with listing effectiveness enhancements, but do not clearly attribute these factors as the cause for the deceleration of revenue per listing increase of 6.0% from 2009 to 2010, whereas revenue per listing increased 12.8% from 2008 to 2009 and 13.1% for the three months ended March 31, 2011 compared to three months ended March 31, 2010. Please provide clarifying disclosure to explain why the average revenue per listing did not increase as much from 2009 to 2010 compared to other periods.

In response to the Staff’s comment, the Company has revised its disclosure on page 49 to further explain the changes in average revenue per listing for the comparative periods 2008 to 2009, 2009 to 2010, and the three months ended March 31, 2010 to the three months ended March 31, 2011.

Visits to Websites, page 48

5. We note your response to prior comment 2. Your revised disclosure in this section indicates that there is a significant disparity between the number of visits to your websites reported by comScore and measured internally. In your response letter, please explain the reasons for this disparity and tell us whether you are aware of any other disparities between statistics measured internally and comparable third party measurements.

As disclosed in the prospectus, the Company uses a variety of tools to measure visits to its websites, such as solutions from third parties and third-party published reports, including reports from comScore. Historically, trends in the Company’s visits data reported by comScore have been consistent with trends reflected in the Company’s internal data. However, as was the case with respect to the quarter ended March 31, 2011, the number of visits to the Company’s websites reported by comScore has been consistently lower than the number of visits measured internally by the Company.

The Company is not able to determine the reasons for the disparity between the comScore data and the Company’s internal metrics for the quarter ended March 31, 2011 or with respect to any other period. Despite the disparity, however, the Company believes that reporting visits data from comScore, a reputable and independent research firm, is helpful to investors seeking to understand traffic trends for the Company’s websites, especially in comparison to other Internet companies.

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

The Company is not aware of any other disparities between statistics measured internally and comparable third-party measurements. Specifically, the Company is not aware of any quarterly periods in which comScore overstated the number of visits to websites data relative to the Company’s internal measurements. The Company has revised the disclosure on page 50 to clarify that it is not aware of other instances of disparities between its internal measures and comparable third-party measurements. The Company has also disclosed on page 50 that, historically, trends in the Company’s visits data reported by comScore have been consistent with trends reflected in the Company’s internal data, although comScore visits data has been consistently lower than the visits data according to the Company’s internal measures.

Critical Accounting Policies and Estimates

Business Combinations, page 72

6. We have reviewed your revised disclosure in response to prior comment 10. Please revise to expand your goodwill and intangible assets policy for the items noted below:

•	Disclose how you determined the weighting of your income approach and market approach. Your disclosure should include the information provided in your response.

•

Please tell us how you selected your comparable companies when preparing your CPC valuation and how you determined that they were appropriate comparables. Also, please provide us with the comparable companies that you used.

•	Confirm and disclose the assumptions used in your evaluation of goodwill are consistent with assumptions used elsewhere as in for example, the company’s stock valuation assumptions.

With respect to the Staff’s comment in the first bullet, the Company has revised its disclosure on page 75 to include the Company’s determination of its weighting of the income approach and the market approach when evaluating its goodwill for impairment purposes.

With respect to the Staff’s comment in the second bullet, the Company informs the Staff as follows regarding its selection of comparable companies when using the Guideline Public Company approach:

The comparable companies were initially chosen and analyzed based on key expected financial attributes. Comparable companies either were under SIC code 7375 – Information Retrieval Services, or were companies considered comparable by the Company’s management. The Company then further evaluated this list of companies for those that generated revenue of approximately $200 million or less as of the valuation date. The Company then chose only those companies that had readily ascertainable forward revenue estimates provided by Bloomberg Professional Service. The resulting ten companies met all of these criteria and were

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

considered comparable companies to be used in the Guideline Public Company valuation: Mercadolibre, Inc., Synchronoss Technologies, Inc., TechTarget, eHealth, Inc., Vocus, Inc., LoopNet, Inc., Keynote Systems, Inc., The Knot, Inc., Travelzoo, Inc., and TheStreet.com, Inc.

With respect to the Staff’s comment in the third bullet, the Company confirms to the Staff that the assumptions used in the evaluation of goodwill as of the valuation date are consistent with the assumptions used in the Company’s common stock valuation assumptions as of a similar date. The Company has revised page 75 to include such disclosure.

Stock-Based Compensation, page 73

7. We note your revised disclosure in response to prior comment 11. It is unclear how you have fully responded to our prior comment. That is, you have provided assumptions in your revised disclosure, but it does not appear that you have provided an explanation of the assumptions, including how and why they changed, and a quantification of the impact of those assumptions. For example, for your valuation as of December 31, 2009, you state that, “the valuation estimate for the private company valuation increased as [y]our forecasted earnings were extended in the analysis.” In addition, for your valuation as of March 31, 2010, you state that, “forecasted earnings considered in the March 31, 2010 valuation included two acquisitions we completed during the first quarter of 2010.” We also note that you continue to state that for your valuations as of December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010, you “continued to demonstrate [y]our ability to meet [y]our expected results and execute [y]our plan toward an expected initial public offering.” Please revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 78-82 to provide an explanation of the assumptions, including how and why they changed, and a quantification of the impact of those assumptions.

8. We have reviewed your disclosure related to your June 30, 2010 valuation in response to prior comment 11. Please explain and disclose in greater detail and quantification how the valuation multiples associated with comparable transactions and those used to complete two acquisitions would impact the fair value of your common stock. Explain and disclose why there was no similar impact related to valuation multiple assumptions used for comparable transactions and the two acquisitions in the period ended March 31, 2010.

In response to the Staff’s comment, the Company has revised its disclosure on page 80 related to its June 30, 2010 valuation to explain and disclose in greater detail, and to quantify how the valuation multiples associated with comparable transactions and those used to complete two

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

acquisitions impacted the fair value of its common stock. Further, the Company has revised its disclosure on page 80 to explain and disclose why there was no similar impact related to valuation multiple assumptions used for comparable transactions and the two acquisitions in the period ended March 31, 2010.

9. We have reviewed your revised disclosure in response to prior comment 12. It is unclear how you fully responded to our comment. For example, you disclose that you updated your three-year strategic and financial projections based on the trading multiples of public companies, but do not provide any quantifications or discussion of the revised assumptions. Explain and disclose how, along with quantitative analysis, the “discussed” trading multiples of public companies were similar and comparable to the company and how they differed from any prior company selections used in previous valuations. Please expand your disclosure in order to better explain and support the qualitative and quantitative changes in your assumptions and their valuation effects for the period ended December 31, 2010.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 to explain and disclose how, along with quantitative analysis, the “discussed” trading multiples of public companies were similar and comparable to the Company and how they differed from any prior company selections used in previous valuations. Additionally, the Company has expanded its disclosure to better explain and support the qualitative and quantitative changes in its assumptions and their valuation effects for the period ended December 3, 2010.

10. Disclose how these new comparable company multiples impacted other common stock and stock option valuation assumptions. Tell us and disclose how these new companies used to determine market-based multiples are reflected in the companies used to estimate stock volatility on page 74 or are used in the derivation of inputs to any discount rates or other valuation assumptions. Disclose how you determined these new comparable companies are appropriate for purposes of your stock valuation.

Since the expanded set of comparable companies were selected and used, the Company has granted options on February 11, 2011 and April 29, 2011. There were no material differences in the volatilities of the new set of comparable companies when compared with the Company’s previous set of comparable companies used to estimate volatility. There were no other common stock or stock option discount rates or other valuation assumptions that were materially impacted as a result of the expansion of our set of comparable companies. Accordingly, the valuation of the Company’s stock options under ASC 718 (123r) did not materially change with the expansion of our set of comparable companies. The Company has revised its disclosure on page 76 to explain that these new comparable company multiples did not materially impact other common stock and stock option valuation assumptions, including estimates of stock volatility and inputs to discount rates. Finally, the Company has revised its disclosure on page 78 to disclose how it determined these new comparable companies are appropriate for purposes of its stock valuation.

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

Consolidated Statements of Operations, page F-4

11. We note your expanded disclosure in response to prior comment 5. We further note, that beginning in the three months ended March 31, 2011, “Other revenue” represents more than 10% of total revenue for the quarterly period. Therefore, please tell us how you have reconsidered the guidance in Rule 5-03(b) 1 and 2 of Regulation S-X for this and prior periods.

The Company has reconsidered the guidance in Rule 5-03 1 and 2. All revenue generated by the Company would fall under (e) other revenues as defined by Rule 5-03. The Company does not have any revenue that would be considered service revenue, and therefore respectfully submits that there is no such revenue that should be stated separately. Furthermore, no revenue stream, other than listing revenue, is, in current or prior periods, individually more than 5% of total revenue, nor is expected to be more than 5% of total revenue for the year ended December 31, 2011.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-8

12. We note your response to prior comment 18. Please disclose a reconciliation of the $31 million dividend as of March 31, 2011 discussed on page F-8 to the $89 million dividend recorded in your pro forma balance sheet as of March 31, 2011 on page F-3. Please ensure that all related disclosure is consistent throughout your filing; for example, the amounts presented on page 6. Please tell us why, with respect to the Series A, B, C and D preferred shares, you do not note the pro forma preferred shares authorized, issued and outstanding as of March 31, 2011 on each line as previously requested.

The Company has revised the preferred stock and dividends payable liability on the pro forma balance sheet on page F-3 to $95.1 million. The total redemption and dividends payable liability of $95.1 million represents $30.9 million of dividends payable on our Series C convertible preferred stock and $64.2 million payable to redeem our Series A and Series B redeemable preferred stock as of March 31, 2011. The final redemption value of $64.2 million for our Series A and Series B redeemable preferred stock reflects accelerated accretion of $6.0 million, which is not included in the March 31, 2011 historical balance. The Company has adjusted the disclosure on F-7 to reflect the revised redemption and dividends payable liability. These changes make the related disclosure consistent throughout the document. In response to the last sentence of the Staff’s comment, the Company has disclosed in its balance sheet on page F-3 that no shares of Series A, Series B, Series C and Series D were issued and outstanding on a pro forma basis as of March 31, 2011.

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

13. We note your revised disclosure on page F-9 in response to prior comment 18. Please confirm that you will revise your unaudited pro forma basic and diluted net income per common share amounts once you have determined your IPO range to determine the number of shares necessary to pay the dividends. Under Rule 11-02(b)(8) of Regulation S-X where equity transactions are structured in such a manner that significantly different results may occur, pro forma presentations should give effect to the range of possible results.

The Company confirms that it will revise the unaudited pro forma basic and diluted net income per common share amounts once the Company has determined the number of shares necessary to pay the redemption and dividends payable liability. The revisions will include updates for all pro forma and pro forma as adjusted net income per share amounts throughout the prospectus and the weighted average shares used in such calculations. In addition, the Company will revise footnote 14 listed on page F-41 to reflect the change in net income per share and the weighted average shares outstanding.

The Company notes that in March 2011, as described in Note 17 on page F-42, its board of directors authorized the payment of the Series C preferred stock dividends in cash. The pro forma presentation represents the intention of the Company to settle the dividends in cash on the completion of the public offering and the Company does not believe that different pro forma presentation under Rule 11-02 (b)(8) is required.

Note 18. Subsequent Events, page F-42

14. We note your response to prior comment 19. Expand your disclosure to include disclosure of the date through which subsequent events were evaluated, as outlined in ASC 855-10-50-1.

The Company has revised the disclosure on page F-18 and page F-42 of the prospectus to note that the Company evaluated subsequent events through March 11, 2011, the date the financial statements were issued.

Please direct your questions or comments regarding this letter or Amendment No.3 to the undersigned by telephone to (512) 338-5401 or by facsimile to (512) 338-5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,

Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

Securities and Exchange Commission

Re:	HomeAway, Inc.

May 31, 2011

cc:	Brian H. Sharples, HomeAway, Inc.

Lynn Atchison, HomeAway, Inc.

Melissa Frugé, HomeAway, Inc.

Paul E. Hurdlow, DLA Piper LLP (US)